Exhibit 12.1

Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Six Months Ended June 30,
	2004	2003
Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	$(94.5)	$(115.2)
Add: Fixed charges from below	100.4	93.5
Less: Capitalized interest	—	5.7

	$5.9	$(27.4)

Fixed Charges:
Interest expense, net of interest capitalized	98.1	82.1
Capitalized interest	—	5.7
Estimate of interest within rental expense	1.4	1.7
Amortized premium and discounts related to indebtedness	0.9	4.0

	$100.4	$93.5

Deficiency of Earnings to Fixed Charges	$94.5	$120.9